

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via Email
Richard Isenberg
President
Citigroup Commercial Mortgage Securities Inc.
388 Greenwich Street
New York, NY 10013

Re: **Citigroup Commercial Mortgage Securities Inc.**
        Registration Statement on Form S-3
        Filed May 31, 2013
        File No. 333-189017

Dear Mr. Isenberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Form of Prospectus Supplement

Description of the Mortgage Pool – Representations and Warranties; Repurchases and Substitutions, page S-139

1.   We note your statement that only the mortgage loan sellers will make representations and warranties with respect to each underlying mortgage loan that the depositor includes in the issuing entity. We also note that in the section "Transaction Participants – The Sponsors – Review of CGMRC Mortgage Loans – Legal Review", you describe that the origination counsel identifies exceptions to the Sponsor representations and warranties, and that for each CGMRC Mortgage Loan purchased from a third party originator, CGMRC reviews the representations and warranties made by such originator. Please explain whether the representations and warranties made by the originators flow through

to the issuing entity. Please also explain how the representations and warranties made by the originators differ from the representations and warranties made by the mortgage loan sellers. Refer to Item 1111(e) of Regulation AB.

Transaction Participants – The Sponsors – Review of CGMRC Mortgage Loans – Legal Review, page S-144

2.   Please revise to provide a description of the questions that are included in the due diligence questionnaire, and the types of loan terms and property level information obtained during the origination process that are included in the asset summary. Please also revise to provide an understanding of whether sampling is used in the depositor's review process related to the disclosure regarding the loans. If sampling is used, please revise to disclose the size of the sample and criteria used to select the loans that are sampled. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Description of the Series 201_-C_ Pooling and Servicing Agreement – Amendment, page S-216

3.   We note your disclosure at the end of the page about lower court holdings regarding the application of TIA to certificates. Please delete "Securities and Exchange Commission practice" from the sentence that begins "These rules are contrary to more than three decades of market and…." Please also confirm that you are conducting an independent analysis of the applicability of TIA to these certificates.

Part II – Undertakings (Item 17) – Undertakings, page 5

4.   We note that you have included Item 512(l) of Regulation S-K in the Registration Statement. The accommodation that allows certain information to be provided on an Internet website applies only to filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng, at (202) 551-3811 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Ryan M. O'Connor